Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CHESAPEAKE ENERGY CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

165167107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 165167107	Schedule 13G	Page 1 of 17

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 172,897,386
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 172,897,386

9	Aggregate Amount Beneficially Owned by Each Reporting Person 172,897,386
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person CO

CUSIP No. 165167107	Schedule 13G	Page 2 of 17

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 172,897,386
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 172,897,386

9	Aggregate Amount Beneficially Owned by Each Reporting Person 172,897,386
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 165167107	Schedule 13G	Page 3 of 17

1	Names of Reporting Persons Carlyle Holdings I GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 172,897,386
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 172,897,386

9	Aggregate Amount Beneficially Owned by Each Reporting Person 172,897,386
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person CO

CUSIP No. 165167107	Schedule 13G	Page 4 of 17

1	Names of Reporting Persons Carlyle Holdings I GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 172,897,386
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 172,897,386

9	Aggregate Amount Beneficially Owned by Each Reporting Person 172,897,386
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 165167107	Schedule 13G	Page 5 of 17

1	Names of Reporting Persons Carlyle Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 172,897,386
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 172,897,386

9	Aggregate Amount Beneficially Owned by Each Reporting Person 172,897,386
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person PN

CUSIP No. 165167107	Schedule 13G	Page 6 of 17

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 172,897,386
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 172,897,386

9	Aggregate Amount Beneficially Owned by Each Reporting Person 172,897,386
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 165167107	Schedule 13G	Page 7 of 17

1	Names of Reporting Persons TC Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 172,897,386
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 172,897,386

9	Aggregate Amount Beneficially Owned by Each Reporting Person 172,897,386
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 165167107	Schedule 13G	Page 8 of 17

1	Names of Reporting Persons TC Group Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 172,897,386
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 172,897,386

9	Aggregate Amount Beneficially Owned by Each Reporting Person 172,897,386
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person PN

CUSIP No. 165167107	Schedule 13G	Page 9 of 17

1	Names of Reporting Persons TC Group VI S1, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 172,897,386
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 172,897,386

9	Aggregate Amount Beneficially Owned by Each Reporting Person 172,897,386
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 165167107	Schedule 13G	Page 10 of 17

1	Names of Reporting Persons TC Group VI S1, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 172,897,386
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 172,897,386

9	Aggregate Amount Beneficially Owned by Each Reporting Person 172,897,386
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person PN

CUSIP No. 165167107	Schedule 13G	Page 11 of 17

1	Names of Reporting Persons CP VI Eagle Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 172,897,386
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 172,897,386

9	Aggregate Amount Beneficially Owned by Each Reporting Person 172,897,386
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.8%
12	Type of Reporting Person PN

CUSIP No. 165167107	Schedule 13G	Page 12 of 17

ITEM 1.	(a) Name of Issuer:

Chesapeake Energy Corp (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

6100 North Western Avenue

Oklahoma City, OK 73118

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.

The Carlyle Group Inc.

Carlyle Holdings I GP Inc.

Carlyle Holdings I GP Sub L.L.C.

Carlyle Holdings I L.P.

CG Subsidiary Holdings L.L.C.

TC Group, L.L.C.

TC Group Sub L.P.

TC Group VI S1, L.L.C.

TC Group VI S1, L.P.

CP VI Eagle Holdings, L.P.

(b)	Address or Principal Business Office:

The address for each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, D.C. 20004-2505.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized in the state of Delaware.

(d)	Title of Class of Securities:

Common stock, $0.01 par value per share (“Common Stock”).

(e)	CUSIP Number:

165167107

ITEM 3.

Not applicable.

CUSIP No. 165167107	Schedule 13G	Page 13 of 17

ITEM 4.	Ownership.

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2019, based upon 1,954,162,667 shares of the Issuer’s Common Stock outstanding as of October 31, 2019.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Group Management L.L.C.	172,897,386	8.8%	0	172,897,386	0	172,897,386
The Carlyle Group Inc.	172,897,386	8.8%	0	172,897,386	0	172,897,386
Carlyle Holdings I GP Inc.	172,897,386	8.8%	0	172,897,386	0	172,897,386
Carlyle Holdings I GP Sub L.L.C.	172,897,386	8.8%	0	172,897,386	0	172,897,386
Carlyle Holdings I L.P.	172,897,386	8.8%	0	172,897,386	0	172,897,386
CG Subsidiary Holdings L.L.C.	172,897,386	8.8%	0	172,897,386	0	172,897,386
TC Group, L.L.C.	172,897,386	8.8%	0	172,897,386	0	172,897,386
TC Group Sub L.P.	172,897,386	8.8%	0	172,897,386	0	172,897,386
TC Group VI S1, L.L.C.	172,897,386	8.8%	0	172,897,386	0	172,897,386
TC Group VI S1, L.P.	172,897,386	8.8%	0	172,897,386	0	172,897,386
CP VI Eagle Holdings, L.P.	172,897,386	8.8%	0	172,897,386	0	172,897,386

CP VI Eagle Holdings, L.P. is the record holder of the shares of Common Stock reported herein.

Carlyle Group Management L.L.C. holds an irrevocable proxy to vote a majority of the shares of The Carlyle Group Inc., which is a publicly traded entity listed on NASDAQ. The Carlyle Group Inc. is the sole shareholder of Carlyle Holdings I GP Inc., which is the managing member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the sole member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group VI S1, L.L.C., which is the general partner of TC Group VI S1, L.P., which is the general partner of CP VI Eagle Holdings, L.P. Accordingly, each of the forgoing entities may be deemed to share beneficial ownership of the shares of Common Stock held of record by CP VI Eagle Holdings, L.P.

CUSIP No. 165167107	Schedule 13G	Page 14 of 17

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 165167107	Schedule 13G	Page 15 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

THE CARLYLE GROUP INC.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS I GP INC.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS I GP SUB L.L.C.
By: Carlyle Holdings I GP Inc., its managing member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CG SUBSIDIARY HOLDINGS L.L.C.
By: Carlyle Holdings I L.P., its managing member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CUSIP No. 165167107	Schedule 13G	Page 16 of 17

TC GROUP, L.L.C.
By: CG Subsidiary Holdings L.L.C., its sole member
By: Carlyle Holdings I L.P., its managing member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

TC GROUP SUB L.P.
By: CG Subsidiary Holdings L.L.C., its sole member
By: Carlyle Holdings I L.P., its managing member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

TC GROUP VI S1, L.L.C.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

TC GROUP VI S1, L.P.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CP VI EAGLE HOLDINGS, L.P.
By: TC Group VI S1, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CUSIP No. 165167107	Schedule 13G	Page 17 of 17

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney.

99	Joint Filing Agreement.